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                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Nuevo Energy Company:

We consent to incorporation by reference in this registration statement on Form S-8 of Nuevo Energy Company of our report dated March 25, 1999 relating to the consolidated balance sheets of Nuevo Energy Company and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998, annual report on Form 10-K of Nuevo Energy Company.

Our report dated March 25, 1999, contains an explanatory paragraph that states that Nuevo Energy Company has given retroactive effect to the change in accounting for oil and gas properties from the full cost method to the successful efforts method in 1998.


/s/ KPMG LLP

Houston, Texas
September 27, 1999

H-170950.1